SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For May , 2019
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Corporate Taxpayer’s ID (CNPJ) Nr. 43.776.517/0001-80

State Registry (NIRE) Nr. 35.3000.1683-1

SUMMARY OF THE MINUTES OF THE EIGHT HUNDRED AND EIGHTY-SEVENTH MEETING OF THE BOARD OF DIRECTORS

On May 03, 2019, at 4 p.m., convened by the Chairman of the Board of Directors, Mario Engler Pinto Junior, to an extraordinary meeting, as provided for in the head paragraph and paragraph six of article 13 of the Bylaws, via email, the members of the Board of Directors of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“Company”), the below named and undersigned resolved on the following agenda:

1.

Approval of the Institutional Compensation Policy for Members of the Management, of the Fiscal Council and of the Statutory Committees - PI0034-v2.Matter instructed with Resolution 0149/2019 of the Board of Directors, of May 2, 2019, and in the draft of theInstitutional Compensation Policy. Pursuant to subparagraph (g) of item VII of article 14 of the Bylaws, the Institutional Compensation Policy for Members of the Management, of the Fiscal Council and of the Statutory Committees - PI0034-v2was unanimouslyapproved.

(...)

Minutes signed by the members of the Board of Directors: Mario Engler Pinto Junior, Benedito Pinto Ferreira Braga Junior, Ernesto Rubens Gelbcke, Francisco Luiz Sibut Gomide, Francisco Vidal Luna, Lucas Navarro Prado, Luís Eduardo Alves de Assis, Monica Ferreira do Amaral Porto and Reinaldo Guerreiro.

We state that the text above is a faithful transcription of an excerpt of the minutes drawn up in the Book of Minutes of the Board of Directors.

São Paulo, May 03, 2019.

Mario Engler Pinto Junior	Marialve S. Martins
Chairman of the Board of Directors	Secretary of the Board of Directors

1/1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: May 20, 2019

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.